November 15, 2021TSX: SAM

STARCORE ANNOUNCES

2nd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the second fiscal quarter ended October 31, 2021, at its San Martin Mine (“San Martin”) in Queretaro, Mexico. The production continues to be stable continuing to produce profitable ounces at a rate that is improving every month along with the improving gold and silver market prices that we are experiencing.

The most relevant item during this quarter are the increases in proven and probable reserves as a result of the continuous exploration work being performed by DDH and development. As an example, the development of the manto-breccia zone discovered in the Cuerpo 31 earlier this year has resulted in a great deal of the improved production for the current quarter.

“We are pleased at how the exploration has been improving quarter by quarter and we are now starting on the exploration to find the manto – breccia deposit of the Cuerpo 32, which is the continuation of the Cuerpo 31 after the fault,” stated Salvador Garcia Chief Operating officer of the company.

San Martin Production Q2 2022 Q1 2022Q/Q Change YTD 2022 YTD 2021Y/Y Change Ore Milled (Tonnes)56,06156,2780%112,347115,830-3%Gold Equivalent Ounces2,7822,895-4%5,6766,126-7%Gold Grade (Grams/Ton)1.561.64-5%1.601.65-3%Silver Grade (Grams/Ton)22.9020.8410%21.8725.65 -15%Gold Recovery (%)87.8188.34-1%88.0888.63 -1%Silver Recovery (%)54.8352.115%53.5356.72 -6%Gold: Silver Ratio75.6868.5572.1786.64

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.